PROSPECTUS SUPPLEMENT NO. 2 (to Prospectus dated July 28, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-296763

16,072,730 Shares of Common Stock

GAME YOUR GAME, INC.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 28, 2026 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-296763) with the information contained in our current report on Form 8-K, filed with the U.S. Securities and Exchange Commission on July 30, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the potential offer and resale from time to time by the stockholders identified in the Prospectus, or their permitted transferees the (“Registered Stockholders”), of up to 16,072,730 shares of our common stock, par value $0.001 per share (the “common stock”), in connection with our direct listing on the Nasdaq Capital Market (“Nasdaq”). We will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders.

Our common stock is currently listed on Nasdaq under the ticker symbol “GYGY.” On July 30, 2026, the closing price of our common stock was $16.00.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” under the Nasdaq listing rules because Nadir Ali, our former Chief Executive Officer and director, indirectly beneficially owns approximately 65% of the voting power of our outstanding common stock. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements; however, we do not currently intend to take advantage of any of these exceptions.

Investing in our common STOCK involves a high degree of risk. See “Risk Factors” beginning on page 7 THE prospectus for a discussion of information that should be considered in connection with an investment in our common STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if THE prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 30, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 30, 2026

Game Your Game, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-43419	81-4611894
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

405 Waverley Street, Palo Alto, CA 94301

(Address of principal executive offices and zip code)

(415) 223-4630

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	GYGY	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sales of Equity Securities.

As previously disclosed in the registration statement on Form S-1 (File No. 333-296763) (as amended, the “Registration Statement”) relating to the listing (the “Direct Listing”) of the shares of common stock, par value $0.001 per share (the “Common Stock”), of Game Your Game, Inc. (the “Company”) on The Nasdaq Stock Market LLC (“Nasdaq”), on June 30, 2026, the Company entered into that certain Securities Purchase Agreement (the “Preferred Purchase Agreement”) with Streeterville Capital, LLC (“Streeterville”), pursuant to which Streeterville committed to purchase up to $40,000,000 in shares of the Company’s Series A convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), from time to time, subject to certain limitations and conditions set forth in the Preferred Purchase Agreement.

In accordance with the terms of the Preferred Purchase Agreement, on July 30, 2026, the Company completed the second closing contemplated thereunder in connection with the Direct Listing. At the second closing, the Company issued and sold to Streeterville 8,000 shares of Series A Preferred Stock (the “Initial Preferred Shares”) for an aggregate purchase price of $8,000,000, before deducting transaction expenses payable to Streeterville. The Initial Preferred Shares were issued in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D promulgated thereunder. Prior to the second closing, the Company obtained the stockholder approval required by Nasdaq Listing Rule 5635(d) in connection with the issuances contemplated by the Preferred Purchase Agreement in excess of the Exchange Cap (as defined therein).

The Initial Preferred Shares are convertible into shares of Common Stock upon the terms and subject to the limitations and conditions set forth in the Certificate of Designation of Preferences and Rights of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Nevada on June 30, 2026 (the “Certificate of Designation”). Each share of Series A Preferred Stock has a stated value of $1,111.11 per share. The conversion price is initially equal to $8.00 (the “Fixed Price”) and, after the occurrence of a Trigger Event or an Event of Default (each as defined in the Certificate of Designation), if any, it will be equal to the lesser of the Fixed Price and the Market Price (as defined in the Certificate of Designation), subject in each case to a floor price of $4.00 (as adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions). Conversions are subject to a 9.99% beneficial ownership limitation. Each share of Series A Preferred Stock accrues a preferred return at the rate of 10% per annum (15% per annum following an Event of Default), payable quarterly in cash or in additional shares of Series A Preferred Stock, at the Company’s election.

Pursuant to the Preferred Purchase Agreement, the Company is obligated to register the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, including the Initial Preferred Shares issued at the second closing, within 20 days of the date of the Direct Listing. If a registration statement covering such resale is not declared effective within 60 days of the date of the Direct Listing, the Company will be obligated to pay Streeterville a cash fee equal to 1% of the Preferred Share Outstanding Balance (as defined in the Preferred Purchase Agreement), and an additional 1% for each 30-day period thereafter that such registration statement remains ineffective, until the earlier of its effectiveness or six months following the date of the Direct Listing.

The Preferred Purchase Agreement and Certificate of Designation were previously described in the Registration Statement, and such descriptions of the Preferred Purchase Agreement and the Certificate of Designation contained therein are incorporated herein by reference. The Preferred Purchase Agreement was filed as Exhibit 10.24 and the Certificate of Designation was filed as Exhibit 3.5 to the Registration Statement. The foregoing summary of the Preferred Purchase Agreement and the Certificate of Designation is not complete and is qualified in its entirety by reference to the full text of such documents, which were filed as exhibits to the Registration Statement and are incorporated herein by reference.

Item 3.03 Material Modification to Rights of Security Holders.

The information set forth in Item 3.02 above and in the Registration Statement regarding the terms of the Series A Preferred Stock, including its seniority to the Common Stock and the covenants restricting the Company’s ability to take certain actions without the consent of the Required Holders (as defined in the Certificate of Designation), is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

3.1	Certificate of Designation of Preferences and Rights of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Nevada on June 30, 2026 (incorporated by reference to Exhibit 3.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-296763), filed with the SEC on June 30, 2026).
10.1#	Securities Purchase Agreement, dated June 30, 2026, by and between Game Your Game, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-296763), filed with the SEC on June 30, 2026).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	The exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2026	Game Your Game, Inc.

	By:	/s/ Soumya Das
Soumya Das
Chief Executive Officer

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